UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                     FORM 3
             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person

     Walty, Robert J.

     1200 Prospect St. Suite 325, La Jolla, CA  92037

2. Date of Event Requiring Statement (Month/Day/Year)

     07/23/99

3. IRS or Social Security Number of Reporting Person (Voluntary)



4. Issuer Name and Ticker or Trading Symbol

     SGI International (SGII)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

( )Director ( )10% Owner (X)Officer (give title below) ( )Other (specify below)

      Vice President, Research and Business Development

6. If Amendment, Date of Original (Month/Day/Year)


7. Individual or Joint/Group Filing (Check Applicable Line)

(X) Form filed by One Reporting Person
( ) Form filed by More than One Reporting Person


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Table I -- Non-Derivative Securities Beneficially Owned


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1. Title of Security

          Common Stock
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2. Amount of Securities Beneficially Owned

          None
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3. Ownership Form: Direct (D) or Indirect (I)


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4. Nature of Indirect Beneficial Ownership

__________________________________________________________________________


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Table II -- Derivative Securities Beneficially Owned

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1. Title of Derivative Security

     Incentive Stock Options and Warrants to purchase common stock
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2. Date Exercisable and Expiration Date (Month, Day, Year)


             Expiration Date:                    Date Exercisable:

             Warrants    (A)  12/31/01           Immediately

             Options     (B)  01/14/03           Immediately
                         (C)  04/21/03           Immediately
                         (D)  10/01/03           10/01/99
                         (E)  04/01/04           04/01/00
                         (F)  09/07/07           Immediately
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3. Title and Amount of Securities Underlying Derivative Security

   Title: Common Stock

   Amount or Number of Shares:

          Warrants:   (A)  25,000 shares
          Options:    (B)  20,000 shares
                      (C)  25,000 shares
                      (D)  10,000 shares
                      (E)  35,000 shares
                      (F)  15,000 shares
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4. Conversion or Exercise Price of Derivative Security

          Warrants:   (A)   $1.03
          Options:    (B)   $0.8437
                      (C)   $0.6250
                      (D)   $0.2650
                      (E)   $0.1250
                      (F)   $1.0300

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5. Ownership Form of Derivative Security: Direct (D) or Indirect (I)

     All warrants and incentive stock options (D)
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6. Nature of Indirect Beneficial Ownership

     N/A
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Explanation of Responses:

(1) Incentive stock options are exercisable only after the underlying stock is registered or after the passage of one year.

/s/ ROBERT J. WALTY                        July 29, 1999
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Signature of Reporting Person                  Date